Exhibit 99.1

Le Gaga First Half FY 2014 Earnings Release February 20, 2014

HONG KONG, February 20, 2014 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the first fiscal half ended December 31, 2013.1

Highlights of the Six Months Ended December 31, 2013

•	Revenue decreased by 5.3%, to RMB179.4 million (US$29.6 million) for the six months ended December 31, 2013, compared to RMB189.5 million a year ago.

•	Profit for the period decreased by 41.2%, to RMB98.2 million (US$16.2 million) for the six months ended December 31, 2013, compared to RMB167.1 million a year ago.

•	Adjusted profit for the period[2] (non-IFRS measure) decreased by 48.5% to RMB23.0 million (US$3.8 million) for the six months ended December 31, 2013, compared to RMB44.6 million a year ago. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS is set forth in Appendix V.

•	Adjusted EBITDA[3] (non-IFRS measure) decreased by 5.8% to RMB84.1 million (US$13.9 million) for the six months ended December 31, 2013, compared to RMB89.3 million a year ago. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS is set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments, natural disaster loss and offering expenses charged to the income statement.
[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments, natural disaster loss and offering expenses charged to the income statement.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

•	Basic and diluted earnings per share were RMB4.47 cents (0.74 US cents) for the six months ended December 31, 2013. Basic and diluted earnings per ADS[4] were RMB223.5 cents (36.92 US cents) for the six months ended December 31, 2013.

•	Cash generated from operating activities increased by 31.5%, to RMB77.6 million (US$12.8 million) for the six months ended December 31, 2013, compared to RMB59.0 million a year ago.

•	Revenue-per-mu decreased to RMB6,950 (US$1,148) for the six months ended December 31, 2013, compared to RMB8,609 a year ago.

•	Production output increased to 54,884 metric tons for the six months ended December 31, 2013, compared to 49,229 metric tons a year ago.

•	Our product mix shifted further towards solanaceous vegetables compared to last year. Solanaceous vegetables sold to third parties in the PRC mainland increased to 71% of total revenue for the six months ended December 31, 2013, compared to 42% of total revenue a year ago.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland decreased by 14.2% to 3.26 RMB/kg for the six months ended December 31, 2013, compared to 3.80 RMB/kg a year ago.

•	Total arable land as of December 31, 2013 was 29,404 mu (1,960 hectare), representing an increase of 22 mu compared to June 30, 2013, and an increase of 961 mu compared to December 31, 2012.

•	Total greenhouse area as of December 31, 2013 was 11,833 mu (789 hectare), representing a decrease of 130 mu compared to June 30, 2013 and an increase of 1,223 mu compared to December 31, 2012.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “During the months of August, September and October we have spent substantial efforts preparing for the upcoming solanaceous season. Planting of solanaceous products commenced at the end of August in Fujian. Planting in Guangdong was delayed by 20 to 30 days compared to last year due to typhoon “Usagi”, which hit our Guangdong farm bases in September. We have also spent much effort on the conversion of part of our greenhouse area to soil-less production, which we started in May 2013. As of December 31, 2013, we have completed the conversion of 2,257 mu of greenhouse area.

Our revenue for the period decreased, primarily as a result of lower market prices. The shift to soil-less production, which resulted in operational disruption as well as lower production of leafy vegetables during the summer months, as our soil-less greenhouses are not suited for leafy production, further contributed to lower revenue. Lastly, production of cruciferous products in Hebei was lower due to a shortage of labor in Northern China.

The lower average selling price was primarily due to overall lower market prices, as a result of relatively mild weather across China between July and December 2013 as well as lower demand from restaurants. Furthermore, the growth of solanaceous products in the new soil-less production system was much faster than expected and as a result we had to harvest earlier in the off-season when prices were still relatively low.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Sales were more evenly spread out during the period as compared to last year when most of our sales revenue was generated towards the end of the period when prices typically are higher. This resulted in lower average selling prices, but better operating cash flow as our trade receivables balance was lower at the end of December 2013 as compared to the previous year.

Our net profit for the period was affected by a loss of RMB62.6 million recognized as a result of the damage related to typhoon “Usagi” at our Guangdong farm bases.

We recognized a large positive net impact of biological assets fair value adjustment. The large net impact was due to the switch from low value leafy crops growing at our farms at the end of June 2013 to higher value solanaceous crops growing at our farms at the end of December 2013. Our operating cash inflow increased compared to last year as a result of more cash received from sales during the current period.”

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Summary of Operating Data

	As of December 31, 2012	As of June 30, 2013	As of December 31, 2013
Arable land (1)
- Operating land	24,374 mu	25,213 mu	26,405 mu
	(1,625 hectare)	(1,681 hectare)	(1,760 hectare)
- Land under construction or reserved	4,069 mu	4,169 mu	2,999 mu
	(271 hectare)	(278 hectare)	(200 hectare)
- Total	28,443 mu	29,382 mu	29,404 mu
	(1,896 hectare)	(1,959 hectare)	(1,960 hectare)

Greenhouse area (2)
- Total	10,610 mu	11,963 mu	11,833 mu
	(707 hectare)	(798 hectare)	(789 hectare)

Greenhouse area as a percentage of
- Operating land	43.5%	47.4%	44.8%
- Total arable land	37.3%	40.7%	40.2%

	Six Months Ended December 31,
	2012	2013

Total production output (metric tons)	49,229	54,884
Production yield (metric tons per mu)	2.2	2.1
Revenue-per-mu (RMB)	8,609	6,950

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of December 31, 2013, we had 2,300 mu of newly leased land and 699 mu of land which we plan to return.

(2)	As of December 31, 2012, there were 450 mu bamboo-made greenhouses and 10,160 mu steel-made greenhouses.

As of June 30, 2013, there were 450 mu bamboo-made greenhouses and 11,513 mu steel-made greenhouses.

As of December 31, 2013, there were 450 mu bamboo-made greenhouses and 11,383 mu steel-made greenhouses.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Financial Results for the Six Months Ended December 31, 2013

Revenue decreased by 5.3%, to RMB179.4 million (US$29.6 million) for the six months ended December 31, 2013, compared to RMB189.5 million a year ago. The decrease in revenue was primarily due to (1) lower market prices, (2) our shift to soil-less production, which resulted in (a) operational disruption and (b) lower production of leafy vegetables during the summer months, and (3) lower production of cruciferous products at our farms in Hebei due to a shortage of labor.

Our average selling price was lower for the six months ended December 31, 2013 when compared with a year ago, primarily due to (1) overall lower market prices due to (a) relatively mild weather across China between July and December 2013 and (b) lower demand from restaurants, and (2) the faster than expected growth of solanaceous products in the new soil-less production system which resulted in a much earlier start of the harvest in the off-season when prices were still relatively low. This resulted in a decrease in revenue-per-mu from RMB8,609 for the six months ended December 31, 2012 to RMB6,950 (US$1,148) for the six months ended December 31, 2013.

	Six Months Ended December 31,
	2012		2013
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[5]
Solanaceous	42%	4.72	71%	3.23
Leafy	35%	3.30	14%	2.84
Cruciferous	17%	3.19	12%	3.74
Others	4%	4.17	3%	5.78

Sub-total	98%	3.80	100%	3.26
Hong Kong revenue	2%		0%

Total	100%		100%

Our production volume of leafy vegetables dropped significantly as a result of (1) our continued specialization towards solanaceous products, (2) the conversion of a substantial area of greenhouses to the soil-less production system, which is not suited to leafy production, and (3) the gradual phase out of leafy production due to the much higher labor cost of leafy vegetable production.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Cost of inventories sold decreased by RMB13.6 million, or 8.1%, to RMB155.1 million (US$25.6 million) for the six months ended December 31, 2013, compared to RMB168.7 million a year ago.

Adjusted cost of inventories sold6 (non-IFRS measure) increased by RMB10.5 million, or 15.2%, to RMB79.3 million (US$13.1 million) for the six months ended December 31, 2013, compared to RMB68.8 million a year ago. Adjusted cost of inventories sold as a percentage of revenue increased from 36.3% for the six months ended December 31, 2012 to 44.2% for the six months ended December 31, 2013, primarily due to the lower selling prices as well as higher depreciation.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(99,907)	(75,776)	(12,517)

Changes in fair value less costs to sell of biological assets	227,884	215,109	35,533

Net impact of biological assets fair value adjustment	127,977	139,333	23,016

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net gain of RMB139.3 million was recognized arising from biological assets fair value adjustment for the six months ended December 31, 2013, as compared to a net gain of RMB128.0 million recognized a year ago.

The net gain of RMB139.3 million for the six months ended December 31, 2013 primarily arose from the transition from leafy to solanaceous products. As the leafy season ended and the solanaceous season started during the six months ended December 31, 2013, most of the crops on our farm land as of December 31, 2013 were higher value solanaceous products, while most of the crops on our farm land as of June 30, 2013 (the immediately preceding reporting period end) were lower value leafy products, resulting in a positive net impact.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

The larger positive net impact for the six months ended December 31, 2013 compared to that of a year ago was primarily due to the larger area of solanaceous product planted as of December 31, 2013 compared to a year ago.

Our packing expenses decreased by RMB0.4 million, or 2.9%, to RMB14.1 million (US$2.3 million) for the six months ended December 31, 2013, compared to RMB14.5 million a year ago, primarily due to a decrease of RMB1.1 million in labor costs, which resulted from the shift in product mix from leafy to solanaceous vegetables.

Our land preparation costs decreased by RMB0.3 million, or 1.3%, to RMB25.9 million (US$4.3 million) for the six months ended December 31, 2013, compared to RMB26.2 million a year ago, which was primarily due to the increase in the area of greenhouses in production during the period as compared to the previous year.

Our research and development costs increased by RMB3.5 million, or 72.6%, to RMB8.2 million (US$1.3 million) for the six months ended December 31, 2013, compared to RMB4.7 million a year ago, which was primarily due to the extensive testing activities of soil-less plantation during the six months ended December 31, 2013.

Our selling and distribution expenses increased by RMB0.1 million, or 0.9%, to RMB11.0 million (US$1.8 million) for the six months ended December 31, 2013, compared to RMB10.9 million a year ago, which was primarily due to the offsetting effects of (1) an increase in transportation costs of RMB0.4 million and (2) a decrease of RMB0.3 million in salaries, advertising and loading charge.

Our administrative expenses decreased by RMB4.0 million, or 17.8%, to RMB18.8 million (US$3.1 million) for the six months ended December 31, 2013, compared to RMB22.8 million a year ago, primarily due to a decrease of RMB4.0 million in equity-settled share-based compensation.

Natural disaster loss of RMB62.6 million for the six months ended December 31, 2013 represents the loss resulting from the hit by super typhoon “Usagi” in September 2013.

As a result of the foregoing factors, profit for the six months ended December 31, 2013 decreased by 41.2%, to RMB98.2 million (US$16.2 million), compared to RMB167.1 million a year ago.

Adjusted profit for the period decreased by 48.5% to RMB23.0 million (US$3.8 million) for the six months ended December 31, 2013, compared to RMB44.6 million a year ago.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Basic and diluted earnings per share were RMB4.47 cents (0.74 US cents) for the six months ended December 31, 2013. Basic and diluted earnings per ADS were RMB223.50 cents (36.92 US cents) for the six months ended December 31, 2013.

Our operating cash inflow increased by RMB18.6 million, or 31.5%, to RMB77.6 million (US$12.8 million) for the six months ended December 31, 2013, compared to RMB59.0 million a year ago, primarily resulting from (1) an increase of RMB14.1 million in cash received, as a result of the collection of RMB55.3 million in trade receivables outstanding as at June 30, 2013, and (2) a decrease of RMB4.5 million in cash payment of our operating and production expenditures.

Cash used in investing activities increased by RMB0.4 million, or 0.2%, to RMB176.7 million (US$29.2 million) for the six months ended December 31, 2013, compared to RMB176.3 million a year ago. The net cash outflow of RMB176.7 million for the six months ended December 31, 2013 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB173.2 million, which mainly consisted of (1) payment for construction of greenhouses of RMB97.1 million, (2) payment of RMB71.0 million for agricultural infrastructure, and (3) payment for land improvements of RMB5.1 million.

Recent Developments

As previously announced, super typhoon “Usagi” hit the Company’s production bases in Pingshan and Duozhu, Huidong, Guangdong Province, on September 22, 2013 and caused substantial damage. The Company has completed all demolition and clean-up works as well as all of the planting of the winter peak season crops. The planting was delayed by around 20 to 30 days compared to the original plantation plan.

The two production bases have greenhouses with a total area of 2,002 mu (133 hectares), of which 770 mu (51 hectares) collapsed as a result of the typhoon and 1,015 mu (68 hectares) of greenhouses experienced various degrees of damage. The Company recognized that the total loss from the collapsed and damaged greenhouses amounted to RMB62.6 million for the six months ended December 31, 2013. More details of the financial impact of the loss will be reflected in the Company’s financial results published in the ordinary course.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Business Outlook for the Fiscal Year Ending June 30, 2014

The Company re-affirms its previous revenue guidance and estimates that its revenue for the fiscal year ending June 30, 2014 will be between RM585 million and RMB625 million, representing a year over year growth rate of approximately 1.6% to 8.5% for the fiscal year ending June 30, 2014 from the fiscal year ended June 30, 2013. This forecast reflects the Company’s current and preliminary estimate, which is subject to change. See “Safe Harbor Statements” below.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 20, 2014 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 877 679 2987 (U.S. Toll Free)

•	+400 603 9021 (China Toll Free)

•	+852 3060 0227 (International)

•	Pass Code: 517547#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3060 0238

•	Passcode: 212057#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expect,” “intend” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Information Related to Certain Non-IFRS measures

This press release contains the following financial measures that differ from the comparable measures under International Financial Reporting Standards (IFRS): adjusted cost of inventories sold, adjusted profit for the period and adjusted EBITDA. Reconciliations between those non-IFRS measures and the comparable IFRS measures are included elsewhere in this press release. While we believe these measures are useful for investors to assess our financial results, these non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures. Additional information concerning non-IFRS measures are included in our filings with the Securities and Exchange Commission that are available in the “Investors – SEC Filings” section of our website, www.legaga.com.hk.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, natural disaster loss, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, extraordinary losses from natural disasters, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, natural disaster loss, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Le Gaga First Half FY 2014 Earnings Release

February 20, 2014

Contact Information

For further information, please contact:
PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	189,462	179,437	29,641
Cost of inventories sold	(168,740)	(155,065)	(25,615)
Changes in fair value less costs to sell related to
Crops harvested during the period	78,693	65,974	10,898
Growing crops on the farmland at the period end	149,191	149,135	24,635
Total changes in fair value less costs to sell of biological assets	227,884	215,109	35,533
Packing expenses	(14,502)	(14,088)	(2,327)
Land preparation costs	(26,227)	(25,892)	(4,277)
Other income	859	831	137
Research and development expenses	(4,725)	(8,154)	(1,347)
Selling and distribution expenses	(10,886)	(10,988)	(1,815)
Administrative expenses	(22,849)	(18,782)	(3,103)
Natural disaster loss	—	(62,614)	(10,343)
Other expenses	(4)	(167)	(28)

Results from operating activities	170,272	99,627	16,456
Finance income	3,316	2,695	445
Finance costs	(6,252)	(3,841)	(634)

Net finance costs	(2,936)	(1,146)	(189)
Profit before taxation	167,336	98,481	16,267
Income tax expense	(257)	(249)	(41)

Profit for the period	167,079	98,232	16,226

Earnings per share (in cents)
Basic	7.33	4.47	0.74

Diluted	7.32	4.47	0.74

Weighted average number of shares outstanding:
Basic	2,278,836,106	2,198,845,700

Diluted	2,282,544,964	2,198,845,700

Earnings per ADS (in cents)
Basic	366.50	223.50	36.92

Diluted	366.00	223.50	36.92

Weighted average number of ADSs outstanding:
Basic	45,576,722	43,976,914

Diluted	45,650,899	43,976,914

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of June 30 and December 31, 2013

	June 30, 2013	December 31, 2013
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	1,049,311	1,064,951	175,917
Construction in progress	70,508	67,567	11,161
Lease prepayments	1,171	1,128	186
Long-term deposits and prepayments	166,916	209,353	34,583
Biological assets	12,439	11,720	1,936
Deferred tax assets	2,321	3,344	552

Total non-current assets	1,302,666	1,358,063	224,335

Current assets
Biological assets	26,268	209,042	34,531
Inventories	14,941	17,639	2,914
Trade and other receivables	84,558	64,814	10,707
Pledged bank deposits	45,065	—	—
Cash	305,487	220,136	36,364

Total current assets	476,319	511,631	84,516

Total assets	1,778,985	1,869,694	308,851

Equity
Capital	644,397	644,397	106,447
Reserves	908,126	1,006,055	166,188

Total equity	1,552,523	1,650,452	272,635

Current liabilities
Bank loans	146,110	119,398	19,723
Trade and other payables	75,246	93,452	15,437
Current taxation	5,106	6,392	1,056

Total current liabilities	226,462	219,242	36,216

Total liabilities	226,462	219,242	36,216

Total equity and liabilities	1,778,985	1,869,694	308,851

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	167,336	98,481	16,267

Adjustments for:
Amortization of lease prepayments	28	28	5
Depreciation	41,502	59,684	9,859
Equity settled share-based transactions	5,448	1,439	238
Changes in fair value less costs to sell of biological assets	(227,884)	(215,109)	(35,533)
Interest income	(958)	(455)	(75)
Interest expense	6,252	3,841	634
Net loss on disposal of property, plant and equipment and lease prepayments	2	62,615	10,343
Foreign exchange gain	(1,718)	(2,312)	(381)

Changes in working capital:	(9,992)	8,212	1,357

Changes in current biological assets due to plantations	(102,453)	(120,573)	(19,917)
Changes in inventories, net of effect of harvested crops transferred to inventories	162,187	151,904	25,093
(Increase)/decrease in trade and other receivables	(4,118)	19,794	3,270
Decrease in long-term deposits and prepayments	6,410	5,806	959
Increase in trade and other payables	6,927	12,409	2,050

Cash generated from operations	58,961	77,552	12,812

Income tax paid	—	—	—

Net cash generated from operating activities	58,961	77,552	12,812

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	958	455	75
Plantations of non-current biological assets	(934)	(975)	(161)
Payment for the purchase of property, plant and equipment	(12,646)	(2,977)	(492)
Payment for construction in progress and prepayments for construction works	(128,633)	(173,188)	(28,609)
Increase in pledged bank deposits related to construction works	(35,000)	—	—

Net cash used in investing activities	(176,255)	(176,685)	(29,187)

Financing activities
Interest paid	(6,067)	(5,328)	(880)
Proceeds of bank loans	35,000	66,000	10,902
Repayment of bank loans	—	(91,775)	(15,160)
Decrease in pledged bank deposits related to a bank loan	—	45,065	7,444
Payment for repurchase of shares	(10,822)	—	—

Net cash generated from financing activities	18,111	13,962	2,306

Net decrease in cash	(99,183)	(85,171)	(14,069)

Cash at July 1	504,506	305,487	50,463

Effect of foreign exchange rate changes	(697)	(180)	(30)

Cash at December 31	404,626	220,136	36,364

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(168,740)	(155,065)	(25,615)
Less: biological assets fair value adjustment	99,907	75,776	12,517

Adjusted cost of inventories sold	(68,833)	(79,289)	(13,098)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to profit for the period

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Profit for the period	167,079	98,232	16,226

Add:
Non-cash share-based compensation	5,448	1,439	238
Natural disaster loss	—	62,614	10,343
Net impact of biological assets fair value adjustment	(127,977)	(139,333)	(23,016)

Adjusted profit for the period	44,550	22,952	3,791

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit for the period

For the six months ended December 31, 2012 and 2013

	Six Months Ended December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Profit for the period	167,079	98,232	16,226
Add:
Amortization of lease prepayments	28	28	5
Depreciation	41,502	59,684	9,859
Finance costs	6,252	3,841	634
Income tax expense	257	249	41
Non-cash share-based compensation	5,448	1,439	238
Natural disaster loss	—	62,614	10,343
Biological assets fair value adjustment included in cost of inventories sold	99,907	75,776	12,517
Less:
Finance income	(3,316)	(2,695)	(445)
Changes in fair value less costs to sell of biological assets	(227,884)	(215,109)	(35,533)

Adjusted EBITDA	89,273	84,059	13,885